SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of November 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     On October 29, 2010, Telvent GIT, S.A., as guarantor, and its subsidiary, Telvent USA, Inc., as borrower, amended the credit agreement with Deutsche Bank, S.A. pursuant to which the maximum borrowing limit was reduced to U.S. $12.5 million and the term was extended through November 29, 2010. An English translation of the credit agreement amendment is furnished as Exhibit 15 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: November 10, 2010	By:	/s/ Ignacio González
		Name:	Ignacio González
		Title:	Chief Executive Officer

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
15	Amendment, dated October 29, 2010, to Credit Agreement, dated December 29, 2009, by and between Telvent GIT, S.A., Telvent USA, Inc. and Deutsche Bank, S.A. (English translation).